Exhibit 4.5

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

CONVERTIBLE PROMISSORY NOTE

$350,000	San Antonio, Texas	October 31, 2022

FOR VALUE RECEIVED, DIGERATI TECHNOLOGIES, INC., a Nevada corporation, whose address is 8023 Vantage Dr., Suite 660 San Antonio, Texas 78230 (the “Debtor”), promises to pay to the order of 3BRT Investments, LP., whose address is 1250 NE Loop 410, Suite 333, San Antonio, Texas 78209 (the “Payee”), the sum of THREE HUNDRED FIFTY THOUSAND DOLLARS ($350,000) in lawful money of the United States of America which shall be legal tender for the payment of debts from time to time, together with interest on the outstanding principal amount hereof at the rate of fourteen percent (14%) interest per annum, computed on the basis of a 360-day year and 30-day months.

Debtor and Payee have executed this Note to be effective as of the date set forth above, subject to and in connection with the terms of that certain Letter Agreement between the parties of even date herewith (the “Letter Agreement” and, together with this Note and any other document executed in connection herewith, the “Loan Documents”).

A single payment of the principal amount outstanding plus any accrued interest shall be due and payable, without demand, on February 28, 2023 (the “Maturity Date”), provided, however, Debtor shall have the right to request that the Maturity Date be extended by one (1) additional period of ninety (90) days, until May 30, 2023, by delivery of written request therefor to Payee no later than thirty (30) days, and no earlier than sixty (60) days, prior to the Maturity Date, which request must be consented to in writing by Payee, but shall not be unreasonably withheld, conditioned or denied by Payee; provided further, that it shall not be unreasonable for Payee to deny such request in the event Debtor has defaulted under this Note or any other agreement between the parties during the term hereof. If the Maturity Date shall be a Saturday, Sunday, or day on which banks in San Antonio, Texas, or the place of payment are authorized or required to be closed, such payment shall be made on the next following day that is not a Saturday, Sunday or day on which banks in San Antonio, Texas, or the place of payment are authorized or required to be closed and interest thereon shall continue to accrue thereon until such date.

Time is of the essence of this Note, and the Debtor expressly agrees that in the event of default in the payment of any principal or interest when due or other default under the Loan Documents, which shall expressly include, without limitation, the receipt of an unqualified audit opinion with respect to Debtor, the Payee may declare the entirety of this Note immediately due and payable. Upon the occurrence of any default hereunder or under any other Loan Document, the Payee shall also have the right to exercise any and all of the rights, remedies and recourses now or hereafter existing in equity, law, by virtue of statute or otherwise.

In the event that any payment is not made when due, either of principal or interest, and whether upon maturity or as a result of acceleration, interest shall thereafter accrue at the rate per annum equal to the lesser of (a) the maximum non-usurious rate of interest permitted by the laws of the State of Texas or the United States of America, whichever shall permit the higher rate or (b) twenty percent (20%) per annum, from such date until the entire balance of principal and accrued interest on this Note has been paid.

Debtor has the privilege of making prepayments on this Note from time to time in any amount without penalty provided that any such prepayment shall be applied to unpaid interest on this Note and the balance, if any, to the principal amount payable under this Note. However, Debtor acknowledges and agrees that, notwithstanding anything in this Note to the contrary, (a) the prepayment rights herein are limited by the terms of the conversion rights of Payee hereunder, the waiver of any terms of which shall require the express written consent of Payee, in Payee’s sole discretion, and (b) Debtor must give at least three (3) days’ prior written notice to Payee of its intent to prepay all or any portion of the Note, in order to allow Payee the opportunity to elect to exercise its conversion rights hereunder.

No failure to exercise and no delay on the part of Payee in exercising any power or right in connection herewith shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. No course of dealing between Debtor and Payee shall operate as a waiver of any right of Payee. No modification or waiver of any provision of this Note or any consent to any departure therefrom shall in any event be effective unless the same shall be in writing and signed by the person against whom enforcement thereof is to be sought, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

In the event of default under any of the Loan Documents or if payment of this Note is not made when due or declared due, and the same is placed in the hands of an attorney for collection, or suit is brought on same, or the same is collected through any judicial proceeding whatsoever, or if any action be had hereon, then Debtor agrees and promises to pay an additional amount as reasonable, calculated and foreseeable attorneys’ and collection fees incurred by Payee in connection with enforcing its rights herein contemplated.

The parties acknowledge that Debtor has entered into a definitive business combination agreement (the “Definitive Agreement”) with Minority Equality Opportunities Acquisition Inc. and, following the closing of the transactions contemplated in the Definitive Agreement (the “Closing”), intends to uplist to Nasdaq or NYSE during the term of this Note (the “Uplist”). At any time after sixty (60) days following the date hereof, Payee may elect to convert a percentage of the amount of principal and accrued interest outstanding on the Note into common stock of Debtor (“Common Stock”), in accordance with the following terms:

1.	If prior to the Closing, Payee may convert up to 50% of the amount outstanding on the Note into Common Stock. In such event, the price per share of Common Stock applicable to such conversion (the “Applicable Conversion Price”) shall be the greater of: (a) the Variable Conversion Price (as defined herein) or (b) the Fixed Conversion Price (as defined herein). The “Variable Conversion Price” shall be equal to a 20% discount to the average closing price for Common Stock for the five (5) Trading Day period immediately preceding the Conversion Date. “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the principal securities exchange or other securities market on which the Common Stock is then being traded. The “Fixed Conversion Price” shall mean $0.10.

2.	If following the Uplist, Payee may convert up to 100% of the amount outstanding on the Note into Common Stock. In such event, the Applicable Conversion Price shall be the greater of: (a) the post-Uplist Variable Conversion Price (i.e., if less than 5 days after the Uplist, then the average of the days available since the Uplist up to 5) or (b) the Fixed Conversion Price.

Conversion shall be effectuated by delivering by facsimile, email or other delivery method to Debtor of the completed form of conversion notice attached hereto as Annex “A” (the “Notice of Conversion”), executed by the Holder of the Note evidencing such Holder’s intention to convert a specified portion of the Note. Certificates representing Common Stock upon conversion must be delivered (including delivery by DWAC or DRS) by Debtor to the Holder within seven (7) business days from the date of delivery of the Notice of Conversion to Debtor.

To the extent permitted by applicable law, Debtor hereby waives grace, notice, demand or presentment for payment of this Note, dishonor, notice of dishonor, notice of default or nonpayment, protest, notice of protest, suit, notice of intention to accelerate, notice of acceleration, diligence or any notice of or defense on account of the extension of time of payments or change in the method of payments, and consents to any and all renewals and extensions in the time of payment hereof, and the release of any party primarily or secondarily liable hereon.

It is expressly provided and stipulated that notwithstanding any provision of this Note, in no event shall the aggregate of all interest paid by Debtor to Payee hereunder ever exceed the maximum non-usurious rate of interest which may lawfully be charged Debtor under the laws of the State of Texas or United States Federal Government, as applicable, on the principal balance of this Note remaining unpaid. It is expressly stipulated and agreed by Debtor that it is the intent of Payee and Debtor in the execution and delivery of this Note to contract in furtherance of such laws, and that none of the terms of this Note shall ever be construed to create a contract to pay for the use, forbearance or detention of money, at any interest rate in excess of the maximum non-usurious rate of interest permitted to be charged Debtor under the laws of the State of Texas or United States Federal Government, as applicable. The provisions of this paragraph shall govern over all other provisions of this Note should any such provisions be in apparent conflict herewith.

Specifically, and without limiting the generality of the foregoing paragraph, it is expressly provided that:

(i) In the event of prepayment of the principal of this Note, in whole or in part, or the payment of the principal of this Note prior to the Maturity Date, whether resulting from acceleration of the maturity of this Note or otherwise, if the aggregate amount of interest accruing hereon prior to such payment plus the amount of any interest accruing after maturity and plus any other amount paid or accrued in connection with the indebtedness evidenced hereby which by law are deemed interest on the indebtedness evidenced by the Note and which aggregate amounts paid or accrued (if calculated in accordance with the provisions of this Note other than this paragraph) would exceed the maximum non-usurious rate of interest which could lawfully be charged as above mentioned on the unpaid principal balance of the indebtedness evidenced by this Note from time to time advanced (less any discount) and remaining unpaid from the date advanced to the date of final payment thereof, then in such event the amount of such excess shall be credited, as of the date paid, toward the payment of the principal of this Note so as to reduce the amount of the final payment of principal due on this Note, or if the principal amount hereof has been paid in full, refunded to Debtor.

(ii) If under any circumstances the aggregate amounts paid on the indebtedness evidenced by this Note prior to and incident to the final payment hereof include amounts which by law are deemed interest and which would exceed the maximum non-usurious rate of interest which could lawfully have been charged or collected on this Note, as above mentioned, Debtor stipulates that (a) any non-principal payment shall be characterized as an expense, fee, or premium rather than as interest and any excess shall be credited hereon by the holder hereof (or, if this Note shall have been paid in full, refunded to Debtor); and (b) determination of the rate of interest for determining whether the indebtedness evidenced hereby is usurious shall be made by amortizing, prorating, allocating, and spreading, in equal parts during the full stated term hereof, all interest at any time contracted for, charged, or received from Debtor in connection with such indebtedness, and any excess shall be canceled, credited, or refunded as set forth in (a) herein.

Any check, draft, money order, or other instrument given in payment of all or any portion of this Note may be accepted by Payee and handled in collection in the customary manner, but the same shall not constitute payment hereunder or diminish any rights of Payee except to the extent that actual cash proceeds of such instruments are unconditionally received by Payee. If at any time any payment of the principal of or interest on this Note is rescinded or must be restored or returned upon the insolvency, bankruptcy or reorganization of Debtor or otherwise, the obligation under this Note with respect to that payment shall be reinstated as though the payment had been due but not made at that time.

Debtor agrees that this Note shall be freely assignable to any assignee of Payee, subject to compliance with applicable securities laws.

Debtor represents and warrants that the extension of credit represented by this Note is for business, commercial, investment, or other similar purposes and not primarily for personal, family, household or agricultural use.

This Note has been executed and delivered and shall be construed in accordance with and governed by the laws of the State of Texas and of the United States of America applicable in Texas. Venue for any litigation between Debtor and Payee with respect to this Note shall be Bexar County, Texas. Debtor and Payee hereby irrevocably submit to personal jurisdiction in Texas and waive all objections to personal jurisdiction in Texas and venue in Bexar County for purposes of such litigation.

THIS NOTE REPRESENTS THE FINAL AGREEMENT BETWEEN DEBTOR AND PAYEE AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS BETWEEN DEBTOR AND PAYEE.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN DEBTOR AND PAYEE.

DIGERATI TECHNOLOGIES, INC.,
a Nevada corporation

By:	/s/ Art Smith
Name:	Art Smith
Title:	CEO

ANNEX “A”

DIGERATI TECHNOLOGIES, INC.

NOTICE OF CONVERSION

(To Be Executed by the Registered Holder in Order to Convert the Note)

The undersigned hereby irrevocably elects to convert $_____________ of the amount of principal and accrued interest currently outstanding under the Note into shares of Common Stock of Digerati Technologies, Inc., a Nevada corporation (the “Company”), according to the conditions hereof, as of the date written below. After giving effect to the conversion requested hereby, the outstanding Principal Amount of such debenture is $__________________, absent manifest error.

Certificates representing Common Stock upon conversion must be delivered (including delivery by DWAC or DRS) to the undersigned within seven (7) business days from the date of delivery of this Notice of Conversion to the Company.

Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Convertible Promissory Note dated October 31, 2022, executed by the Company for the benefit of 3BRT Investments, LP (the “Note”).

Conversion Date:

Applicable Conversion Price:

Signature:

Print Name:

Address: